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02015226

02 FEB 19 AM 8:45

GOLDCORP INC.

82-1106

ANNOUNCEMENT

FAST COMPANY SELECTS GOLDCORP AS A *FAST 50* CHAMPION OF INNOVATION

SUPPL

Toronto, February 18, 2002 – GOLDCORP INC. (GG: NYSE; G:TSE) is pleased to announce that our Chairman and CEO, Rob McEwen has been named in **Fast Company** magazine's debut list of "***Fast 50***" innovators – individuals whose achievements helped change their companies or society.

The ***Fast 50*** includes executives, activists, marketers, designers, scientists, engineers and other leaders from a variety of backgrounds. The group of 50 were selected by a distinguished panel consisting of astronaut Sally Ride, management guru Tom Peters, noted futurist Watts Wacker, Kevin Roberts, CEO, Saatchi & Saatchi, and Zoe Baird, President, Markle Foundation.

The ***Fast 50*** appears in the March issue of **Fast Company**, America's leading magazine for management innovators. **Fast Company** is 25.1 % owned by the Jahr Group and 74.9% owned by Bertelsmann AG, the largest privately held and the fifth largest media company in the world with yearly revenues of $16 billion. Profiles of the ***Fast 50***, as well as all reader submissions, may be accessed online at the special ***Fast 50*** website at www.fastcompany.com/fast50

Goldcorp was the only mining company selected. Rob McEwen, named as a Leader on the ***Fast 50*** list, launched the "**Goldcorp Challenge**", the world's first internet Gold Rush in March 2000. He introduced global brainstorming to mining and broke the mold in an old industry! In March 2001, Goldcorp announced the winners of its US$575,000 internet Challenge. This was the first of its kind - Goldcorp was sharing valuable information on its rich Red Lake gold deposit with the world. Never before had a mining company made this type of information public. Within the 4 month registration period the "Goldcorp Challenge" website received over 475,000 hits and more than 1,400 individuals from 50 countries registered for "The Challenge".

Goldcorp operates the Red Lake Mine in Canada, one of the lowest cost and richest gold mines in the world. It is in excellent financial condition, with no debt and positive free cash flow and earnings and pays a dividend of US$0.20 per share. In 2001, Revenues increased 170% cash flow by 1180% and profits were US$52 million. Goldcorp's gold production is unhedged which allows its shareholders to participate fully in a rising gold price environment. Goldcorp is a North American based gold producer. Its shares trade on the New York and Toronto Stock Exchanges, under the symbols **GG** and **G** respectively.

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

For further information, please contact:

Chris Bradbrook
Vice President, Corporate Development
Telephone: (416) 865-0326
Facsimile: (416) 361-5741
Email: cbradbrook@goldcorp.com

General enquiries: (800) 813-1412
(Canada and United States)

Corporate Office:
Goldcorp Inc.
145 King Street, West, Suite 2700
Toronto, Ontario
Canada M5H 1J8

Email: info@goldcorp.com
Website: www.goldcorp.com

2/19

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RECEPTION OK

TX/RX NO	7852
CONNECTION TEL	
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CONNECTION ID	
ST. TIME	02/18 17:17
USAGE T	00'39
PGS.	1
RESULT	OK